Chapman and Cutler LLP
                             111 West Monroe Street
                             Chicago, Illinois 60603


                                October 18, 2013


Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


                 Re: Guggenheim Defined Portfolios, Series 1085
                         Financials Portfolio, Series 1
                       File Nos. 333-190889 and 811-03763
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Dear Mr. Bartz:

      This letter is in response to your comment letter dated September 27, 2013 regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 1085, filed on August 29, 2013 with the Securities and Exchange Commission (the "Commission"). The registration statement offers the Financials Portfolio, Series 1 (the "Trust").

PROSPECTUS

Investment Summary -- Principal Investment Strategy

      1. Since the name of the Trust is "Financials Portfolio, Series 1," please provide a policy to invest, under normal circumstances, at least 80% of the value of the Trust's assets in the financials sector. See Rule 35d-1(a)(2)(i) under the Investment Company Act of 1940.

      Response: The following disclosure has replaced the first sentence: "Under normal circumstances, the trust will invest at least 80% of the value of its assets in common stocks issued by companies in the financial sector, as classified by Standard & Poor's Global Industry Classification Standard."

      2. The second sentence of this section states that the Trust is "diversified across the financials sector." Since the Trust concentrates in the financials sector, the term "diversified" in this sentence may be confusing to investors. Please revise this sentence to include disclosure that the Trust concentrates in the financials sector. Similarly, please revise the first sentence in the Security Selection section, which states that the Trust holds a "well-diversified financials sector portfolio," to include a disclosure that the Trust is concentrated in the financials sector.

      Response: The second sentence under the "Principal Investment Strategy" section has been replaced with the following: "The trust is concentrated in the financial sector and includes, but is not limited to, securities in the following industries: capital markets, commercial banks, thrifts and mortgage finance, consumer finance, diversified financial services, insurance and real estate." The first sentence under the "Security Selection" section has been replaced with the following: "The sponsor selects U.S.-traded common stocks that it believes are core holdings of a portfolio concentrated in the financial sector."

Investment Summary -- Principal Risks

      3. The second sentence of the third bullet point in this section states that the Trust concentrates in the financial sector. Please revise the third bullet point by making the first sentence of the third bullet point the discussion of the Trust's concentration in the financials sector.

      Response: The first sentence of the third bullet point has been deleted.

      4. The fifth bullet point in this section states that the Trust may invest in ADRs and foreign securities. Please disclose the Trust's investment strategies with regard to ADRs and foreign securities in the summary of the Trust's principal investment strategies.

      Response: The third sentence under the "Security Selection" section has been replaced with the following: "The trust may invest in common stocks of U.S. and foreign companies that have small-, mid- and large-capitalizations."

      We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3484.

                                                               Very truly yours,

                                                          CHAPMAN AND CUTLER LLP


                                                       By /s/ Morrison C. Warren
                                                       -------------------------
                                                              Morrison C. Warren